                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF SEPTEMBER, 2001
                                         ---------------

                          ROYAL CARIBBEAN CRUISES LTD.
                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                    ----------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

              FORM 20-F       [X]           FORM 40-F         [ ]


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

              YES             [ ]           NO                [X]


         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                     Contact:  Lynn Martenstein or Erin Williams
                                                (305) 539-6570 or (305) 539-6153

                                     For Immediate Release



                    ROYAL CARIBBEAN PROVIDES BUSINESS UPDATE



MIAMI - September 17, 2001 - Richard Fain, Chairman and CEO of Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today provided some comments on the current situation and how it has impacted the company's operations.

"We are devastated by the losses that so many of our fellow Americans have suffered," Fain said. "While it is hard to focus on business as usual, we know that it is important to do so, and we are determined to do just that.

"I know the business community would like to know what these events mean to our company. While it is obvious that the world is a very different place than it was a week ago, it's hard for us to fully assess what this means to our company. Nevertheless, we can provide some preliminary information that we hope is helpful.

"The biggest immediate challenge we have faced has been with air transportation. With the closure of the nation's airports, there were many difficulties in getting our guests to and from the ships over the past week. We were moved by the determination of some of our guests to get to their ships. Some people drove (as much as 3,500 miles), and we were eventually able to find flights for many of the rest. Despite the transportation challenges, we had more than 30,000 guests embark on our ships for cruise vacations over the last several days. These sailings were about two-thirds full. Those ships that operate in heavy drive-in markets operated at close to 90% occupancy. With the return of air transportation, we expect this week to be much better and are already seeing this with those ships that have embarkation today.

"It will take us some time to figure out the total financial impact of these events, but we have some preliminary figures for the past week. The biggest cost was loss of revenue, but we also had extra security costs, lodging and transportation costs, etc. Our best guess at the moment is that the financial impact for the week following September 11 will be in the range of $20 million to $25 million. We will provide additional guidance on the financial impact going forward as more information becomes available.

"Obviously, the fear of terrorism is not good for tourism. However, even in the midst of this horrific crisis, people continue to book cruises in significant numbers. In fact, on Wednesday, Thursday and Friday we took approximately 50% of bookings we took during the same three days in the prior week. In addition, the flow of deposits on new bookings continues to be

                                     1 of 2
surprisingly strong. For this week's sailings, fewer than 1,000 guests have cancelled their bookings. While these results are positive given the circumstances, it is far too early to draw firm conclusions from this information, and we will need to continue to monitor the bookings cycle carefully.

"It is a difficult time for all Americans and our friends. Everyone will be challenged in the weeks ahead. But the spirit within Royal Caribbean International and Celebrity Cruises is strong, and the determination to succeed greater than ever.

"God Bless America."

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 22 ships in service and seven under construction or on firm order. Royal Celebrity Tours operates cruise-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on www.rclinvestor.com, www.royalcaribbean.com or www.celebritycruises.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                                      ####

                                     2 of 2

                                     Contact:  Lynn Martenstein or Erin Williams
                                                (305) 539-6570 or (305) 539-6153

                                     For Immediate Release


                  ROYAL CARIBBEAN SAILS AT 92% OCCUPANCY LEVEL



Miami - September 26, 2001 - Royal Caribbean Cruises Ltd. announced today that occupancy on the combined fleets of Royal Caribbean International and Celebrity Cruises was 92% on the sailings departing Thursday, September 20 through Monday, September 24, 2001. For the company's seven-night Caribbean cruises, the occupancy level was 97%.

"Concerns regarding the safety of traveling are easing on a daily basis," said Richard Fain, chairman of Royal Caribbean Cruises Ltd., "and we are confident that consumer confidence will continue to build in coming weeks. In the meantime, we will do whatever we can as a company to speed that recovery."

The company plans to hold a conference call on Tuesday, October 2, at 10 a.m. E.S.T. to provide an update on business developments. This call can be listened to, either live or on a delayed basis, on the company's investor relations web site at www.rclinvestor.com.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 22 ships in service and seven under construction or on firm order. Royal Celebrity Tours operates cruise-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on www.rclinvestor.com, www.royalcaribbean.com or www.celebritycruises.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                                      ####

                                   CONTACT:     Michael Sheehan  (305) 539-6572
                                                Lynn Martenstein  (305) 539-6573

                                                FOR IMMEDIATE RELEASE


                      ROYAL CARIBBEAN CRUISES LTD. PROMOTES
            CAPT. WILLIAM WRIGHT TO SENIOR VP OF SAFETY & ENVIRONMENT


MIAMI - (September 28, 2001) - Capt. William S. Wright, who has directed a comprehensive upgrading of navigational systems for the fleet of Royal Caribbean Cruises Ltd., has been promoted to Senior Vice President, Safety and Environment, the company announced today. He is responsible for developing and overseeing all corporate environmental strategy and activities.

         Capt. Wright, 47, a nine-year veteran of Royal Caribbean International, has served as Master of three ships, and for the last three years, he has managed both the Bridge 2000 and the Navigation 2000 programs. He oversaw a total revision of navigation policies and procedures, and the company's manual has been adopted by the Norwegian Shipowners Association as a template for bridge procedures. Capt. Wright also served as chief instructor for training in navigation and maneuvering for the world's largest cruise ships - VOYAGER OF THE SEAS and her sister ships.

         "Captain Wright has earned international acclaim for his expertise in navigation," said Jack Williams, president of Royal Caribbean International. "With his valuable experience at sea, he will help us maintain and strengthen our shipboard environmental, safety and security programs."

         Among the advanced technologies introduced by Royal Caribbean Cruises Ltd. are the cruise industry's only gas-turbine engines, which reduce airborne emissions by 80 to 98 percent.

         Capt. Wright has a master's degree in marine engineering from Vestfold College in Norway. He joined Royal Caribbean in 1992 as a second officer on NORDIC PRINCE and was promoted to captain in 1997. He has lectured at the Norwegian Maritime College in Horten, Norway.

         Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 22 ships in service and seven under construction or on firm order. Royal Celebrity Tours operates land-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on WWW.ROYALCARIBBEAN.COM, WWW.CELEBRITYCRUISES.COM and WWW.RCLINVESTOR.COM.

                                   # # # # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.
                                            ----------------------------
                                            (Registrant)




Date:  October 1, 2001                      By: /s/ BONNIE S. BIUMI
                                                --------------------------------
                                            Bonnie S. Biumi
                                            Vice President and Treasurer